Exhibit 11.2

AMENDED AND RESTATED STATEMENT OF POLICIES

GOVERNING MATERIAL NON-PUBLIC INFORMATION AND

THE PREVENTION OF INSIDER TRADING OF

BURNING ROCK BIOTECH LIMITED

(Adopted by the Board of Directors of

Burning Rock Biotech Limited on April 28, 2025, effective immediately)

This Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (this “Statement”) applies to all directors, officers, employees and consultants of Burning Rock Biotech Limited and its subsidiaries and variable interest entities (collectively, the “Company”) and or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above (collectively, the “Insider(s)”).

Every Insider must review this Statement and undertake to fully comply with this Statement during his/her employment at or association with the Company.

This Statement consists of three sections: Section I provides an overview; Section II sets forth the Company’s policies prohibiting insider trading; and Section III explains insider trading.

I.

SUMMARY

Preventing insider trading is necessary to comply with the U.S. securities law and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it. “Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.”

The Company considers strict compliance with the policies set forth in this Statement (collectively, the “Policy”) to be a matter of utmost importance. Violation of the Policy could cause extreme reputational damage and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person injured by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator, not to mention the attorney’s fees of the persons injured.

Questions regarding this Statement should be directed to the compliance officer of the Company (the “Compliance Officer”) by e-mail at [***].

II.

POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company and the exercise of options or vesting of other share-based awards, if applicable, that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below. The Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares or American Depositary Shares (“ADSs”) subject to an option or other award to satisfy tax withholding requirements.

A. No Trading – No Insider shall purchase or sell any ADSs, ordinary shares or other securities of the Company or enter into a binding security trading plan (“Trading Plan”), including a plan adopted to comply with the Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act,” and such a plan, a “Rule 10b5-1 plan”), while in possession of material non-public information relating to the Company or its ADSs, ordinary shares or other securities (the “MNPI”). See Section III for additional procedures and guidelines regarding Rule 10b5-1 plans.

In the event that the MNPI possessed by you relates to the ADSs or other Company securities, the above policy will require waiting for at least forty-eight (48) hours after public disclosure of the MNPI by the Company, which forty-eight (48) hours must include in all events at least one full Trading Day on the Nasdaq following the public disclosure. The term “Trading Day” is defined as a day on which Nasdaq is open for trading. Except for public holidays in the United States, Nasdaq’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday.

In addition, no Insider may purchase or sell any Company security or enter into a Rule 10b5-1 plan, regardless of whether the Insider possesses any MNPI, (1) during any period commencing on the last calendar day of the last month of each fiscal quarter and ending at the close of trading on the second Trading Day following the date upon which the Company’s earnings statement for that fiscal quarter is released to the public; or (2) without the prior clearance by the Compliance Officer during any period designated as a “limited trading period.” The Compliance Officer may declare limited trading periods at the times that he deems appropriate, and need not provide any reason for making a declaration.

Furthermore, beginning on December 31 of each fiscal year, no Insider shall purchase or sell any security of the Company until the close of trading on the second Trading Day following the date of the Company’s release of its audited financial results for the fiscal year ended on December 31 of the prior year.

Please see Section III below for an explanation of the MNPI.

B. Trading Window for Directors, Officers and Key Employees – Assuming none of the “no trading” restrictions set forth in Section II-A above applies, directors, officers and key employees designated by the Company may only purchase or sell any securities of the Company or enter into a Trading Plan during a Trading Window.

A “Trading Window” is the period in any fiscal quarter of the Company commencing at the close of trading on the second Trading Day following the date of the Company’s public disclosure of its financial results for the prior year or quarter, as applicable, and ending on December 31, March 31, June 30 or September 30, as the case may be.

In other words,

(1) beginning on January 1 of each year, no director, officer, or key employee designated by the Company may purchase or sell any security of the Company or enter into a Trading Plan until the close of trading on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year ended on December 31 of the prior year, and

(2) beginning on April 1, July 1 and October 1 of each year, no director, officer or key employee designated by the Company may purchase or sell any security of the Company or enter into a Trading Plan until the close of trading on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter ended on March 31, June 30 and September 30 of that year, respectively.

Furthermore, all transactions in the Company’s securities (including without limitation, acquisitions and dispositions of the ADSs and the sale of ordinary shares issued upon exercise of share options and the execution of a Trading Plan, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by officers, directors and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer.

If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before Nasdaq closes, then the date of disclosure is considered to be the first Trading Day following the public disclosure.

Please note that trading in Company securities during the Trading Window is not a “safe harbor,” and all Insiders must strictly comply with all the policies set forth in this Statement.

When in doubt, do not trade! Check with the Compliance Officer first.

Notwithstanding the foregoing, purchases or sales of the Company’s securities pursuant to an existing Trading Plan which was entered into in accordance with the Policy and in compliance with applicable law is not subject to the restrictions on trading in Sections II-A and II-B above.

C. No Tipping – No Insider may directly or indirectly disclose any MNPI to anyone who trades in securities (so-called “tipping”).

D. Confidentiality – No Insider may communicate any MNPI to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E. No Comment – No Insider may discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, you are required to decline comment and direct the inquiry or request to the Compliance Officer.

F. Corrective Action – If you become aware that any potentially MNPI has been or may have been inadvertently disclosed, you must notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

III.

EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security. “Securities” include not only shares, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the U.S. federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-shares transactions, the grant and exercise of share options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that insider trading includes the following:

•	trading by Insiders while in possession of material non-public information;

•

trading by persons other than Insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; and

•	communicating or tipping material non-public information to others, including recommending the purchase or sale of a security while in possession of material non-public information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company and the exercise of options or vesting of other share-based awards, if applicable, that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. MNPI can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information concerning:

•	dividends;

•	corporate earnings or earnings forecasts;

•	changes in financial condition or asset value;

•	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;

•	negotiations for material business alliance and collaboration arrangements;

•	significant new contracts or the loss of a significant contract;

•	significant new products or services;

•	significant marketing plans or changes in these plans;

•	capital investment plans or changes in these plans;

•	material litigation, administrative action or governmental investigations or inquiries about the Company or any of its subsidiaries, officers or directors;

•	significant borrowings or financings;

•	defaults on borrowings;

•	new equity or debt offerings;

•	significant personnel changes;

•	changes in accounting methods and write-offs; and

•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade. One convenient rule of thumb in making this determination is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about the Company?” If the answer is “no,” chances are you possess material, non-public information.

What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors such as in a press release or in the Company’s filing with the United States Security and Exchange Commission (the “SEC”), or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, PR Newswire or United Press International. Circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before the information is deemed to be public.

Who is an Insider?

“Insiders” include directors, officers, employees and consultants of a company and anyone else who has material inside information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to the company’s securities. All directors, officers, employees and consultants of the Company are considered insiders with respect to material non-public information about business, activities and securities of the Company. Directors, officers, employees and consultants may not trade the Company’s securities while in possession of material non-public information relating to the Company or tip (or communicate except on a need-to-know basis) the information to others.

It should be noted that trading by members of an Insider’s household can be the responsibility of the Insider under certain circumstances and could give rise to legal and Company-imposed sanctions.

Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material non-public information to a third party (a “tippee”), and insider trading violations are not limited to trading or tipping by Insiders. Persons other than Insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them or individuals who trade on material non-public information which has been misappropriated.

Tippees inherit an Insider’s duties and are liable for trading on material non-public information tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an Insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in the unlawful conduct and their employers. The SEC and the Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

•	administrative sanctions;

•	securities industry self-regulatory organization sanctions;

•	civil injunctions;

•	damage awards to private plaintiffs;

•	disgorgement of all profits;

•	civil fines for the violator of up to three times the amount of profit gained or loss avoided;

•

civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US$1,000,000 or three times the amount of profit gained or loss avoided by the violator;

•	criminal fines for individual violators of up to US$5,000,000 (US$25,000,000 for an entity); and

•	jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the U.S. federal securities laws: other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

Company directors, officers and employees are eligible to adopt a Rule 10b5-1 plan. A Rule 10b5-1 plan may only be established when a person is not in possession of material non-public information and when a blackout period is not in effect. Anyone subject to this Policy who wishes to enter into a Rule 10b5-1 plan must submit the Rule 10b5-1 plan to the Compliance Officer for prior, written approval. Subsequent termination or modifications to any Rule 10b5-1 plans must also be pre-approved by the Compliance Officer.

Whether or not pre-approval will be granted will depend on all the facts and circumstances at the time, but the following guidelines should be kept in mind:

•	The Rule 10b5-1 plan must be in writing and entered into only when a blackout period is not in effect and when the individual is not in possession of material non-public information;

•

The Rule 10b5-1 plan must be adopted in good faith and not as part of a plan or scheme to evade the anti-fraud rules under the federal securities laws, and the individual must at all times act in good faith with respect to the Rule 10b5-1 plan;

•	The Rule 10b5-1 plan must not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales;

•

Any person adopting the Rule 10b5-1 plan who serves as a director or officer of the Company must include a representation, in the terms of the Rule 10b5-1 plan agreement, certifying that, at the time of the adoption of a Rule 10b5-1 plan (whether a new plan or due to a Termination Modification, as defined below): (1) they are not aware of material nonpublic information about the Company or the Company’s securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;

•

Any modification to the amount, price or timing of the purchase or sale of securities under the Rule 10b5-1 plan, as well as any change to an algorithm or computer program affecting such factors shall be deemed to be a termination of the current Rule 10b5-1 plan and the adoption of a new Rule 10b5-1 plan for purposes of restarting the Cooling-Off Period (as defined below) (any such modification, a “Termination Modification”);

•

The first trade made following adoption or Termination Modification of a Rule 10b5-1 Plan of a director or officer of the Company may take place no sooner than the later of (i) 90 days from adoption or modification and (ii) two business days following the disclosure of the Company’s financial results in a Form 20-F or Form 6-K that discloses the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 plan is adopted or amended by a Termination Modification (but in any event, not to exceed 120 days following the Rule 10b5-1 plan’s adoption or any Termination Modification of such Rule 10b5-1 plan) (the “Officer Cooling-Off Period”). For individual other than directors and officers of the Company, the Cooling-Off Period must be at least 30 days following the Rule 10b5-1 plan’s adoption or any Termination Modification of such Rule 10b5-1 plan (the “non-Officer Cooling-Off Period”; together with Officer Cooling-Off Period, the “Cooling-Off Period”);

•

Except as permitted by the Compliance Officer and subject to the limitations under Rule 10b5-1, any directors, officers and employees of the Company may not have more than one Rule 10b5-1 plan in effect at any given time, and no transactions may be effected outside the Rule 10b5-1 plan;

•

If a Rule 10b5-1 Plan is meant to effect a single transaction, any directors, officers and employees of the Company may not have had another single-trade plan (10b5-1 or otherwise) during the prior 12-month period;

•	The Rule 10b5-1 plans must permit its termination by the Company at any time when the Company believes that trading pursuant to its terms may not lawfully occur;

•	The Rule 10b5-1 plan should, in the absence of special circumstances, be for a period of not less than one year;

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The Rule 10b5-1 plan must either (a) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold, or (b) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold;

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There may generally not be a termination or Termination Modification of a Rule 10b5-1 plan once it is executed to avoid calling into question the original “bona fides” of the Rule 10b5-1 plan; any Termination Modification must be made only during a non-blackout period when the person is not in possession of material non-public information and transactions under the amended Rule 10b5-1 plan may not commence until the Cooling-Off Period, beginning at the execution of the Termination Modification, has elapsed; and

•	Rule 10b5-1 plans do not obviate the need to file Form 144 and the fact that a reported transaction was made or is to be made pursuant to a Rule 10b5-1 should be noted on the form.

A copy of the executed version of any pre-cleared trading plan, including any Rule 10b5-1 plan, or any pre-cleared amendment to or modification or termination of a trading plan must be provided to the Compliance Officer for retention in accordance with the Company’s record retention policy.